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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bowlus, Bradford A (Last) (First) (Middle)		PacifiCare Health Systems, Inc.

	5995 Plaza Drive (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			12/31/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cypress, CA 90630 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		07/31/02				J	V		193.873(1)	A	$20.1200				D

	Common Stock		12/31/02				M			11,000.000	A	$16.3750				D

	Common Stock		12/31/02				S			11,000.000	D	$28.4399		6,531.873		D

	Common Stock													333.000		I		By 401(k) plan

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Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock Units

	Non-Qualified Stock Option (right to buy)		$16.3750		12/31/02				M				11,000.000

	Non-Qualified Stock Option (right to buy)		$18.3800

	Non-Qualified Stock Option (right to buy)		$45.3125

	Non-Qualified Stock Option (right to buy)		$53.8750

	Non-Qualified Stock Option (right to buy)		$66.7500

	Non-Qualified Stock Option (right to buy)		$67.0000

	Non-Qualified Stock Option (right to buy)		$68.8750

	Non-Qualified Stock Option (right to buy)		$68.8750

	Non-Qualified Stock Option (right to buy)		$69.5000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

				Common Stock	8,407.000				8,407.000		D

	(2)	01/02/11		Common Stock	11,000.000				139,000.000		D

		01/24/12		Common Stock	175,000.000				175,000.000		D

		11/05/09		Common Stock	100,000.000				100,000.000		D

		08/24/10		Common Stock	100,000.000				100,000.000		D

		12/21/04		Common Stock	2,000.000				2,000.000		D

		10/02/07		Common Stock	15,000.000				15,000.000		D

		02/15/07		Common Stock	10,000.000				10,000.000		D

		08/29/07		Common Stock	20,000.000				20,000.000		D

		10/11/95		Common Stock	6,500.000				6,500.000		D

See continuation page(s) for footnotes

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Non-Qualified Stock Option (right to buy)		$71.5938

	Non-Qualified Stock Option (right to buy)		$72.8750

	Non-Qualified Stock Option (right to buy)		$92.5000

	Non-Qualified Stock Option (right to buy)		$114.0000		10/06/02				V (3)	V			75,000.000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		04/22/09		Common Stock	40,000.000				40,000.000		D

		03/27/08		Common Stock	10,000.000				10,000.000		D

		10/07/07		Common Stock	75,000.000				75,000.000		D

		10/06/02		Common Stock	75,000.000				0.000		D

Explanation of Responses:

(1) Includes 193 shares acquired under the PacifiCare Health Systems stock purchase plan in July 2002.

(2) Granted under the 1996 Stock Option Plan for Officers and Key Employees of PacifiCare Health Systems, Inc., as amended, which is a Rule 16b-3 plan. The options become vested in four equal annual installments beginning on the first anniversary January 1, 2002.

(3) Options expired on 10/6/02.

/s/ Gregory W. Scott	1-2-03
**Signature of Reporting Person	Date
By: Gregory W Scott For: Bradford A Bowlus

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.